UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BIODESIX, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

09075X108
(CUSIP Number)

November 21, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
   ☒ Rule 13d-1(c)**
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This Amendment No. 1 to Schedule 13G is being filed pursuant to Rule 13d-1(c) under the Act.  The initial Schedule 13G was filed on August 23, 2021, pursuant to Rule 13d-1(d) under the Act.

Continued on following pages
Page 1 of 7 Pages
Exhibit Index: Page 6

CUSIP No. 09075X108	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS
Manlia Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,652,220

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,652,220

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,652,220

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.8% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
This percentage is based on a total of 76,495,568 Shares outstanding immediately after the closing of the Issuer’s follow-on offering and related private placement of Shares on November 21, 2022, as provided by the Issuer.

CUSIP No. 09075X108	Page 3 of 7 Pages
1	NAMES OF REPORTING PERSONS
Robert Cawthorn

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom / Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
70,314 (1)

	6	SHARED VOTING POWER
3,652,220

	7	SOLE DISPOSITIVE POWER
70,314 (1)

	8	SHARED DISPOSITIVE POWER
3,652,220

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,722,534 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.9% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)	This amount includes 70,314 Shares (as defined herein) that the Reporting Person has the right to acquire upon exercise of options exercisable within 60 days of the date of this filing.
(2)
This percentage is based on a total of 76,495,568 Shares outstanding immediately after the closing of the Issuer’s follow-on offering and related private placement of Shares on November 21, 2022, as provided by the Issuer, plus 70,314 Shares that the Reporting Person has the right to acquire upon exercise of options exercisable within 60 days of the date of this filing.

CUSIP No. 09075X108	Page 4 of 7 Pages
Item 1(a).	Name of Issuer:

Biodesix, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2970 Wilderness Place, Suite 100, Boulder, Colorado 80301.

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (each a “Reporting Person,” and together the “Reporting Persons”):

(1)	Manlia Limited, and
(2)	Robert Cawthorn (“Mr. Cawthorn”).

This statement relates to Shares (as defined herein) held directly by Manlia Limited, as well as Shares underlying options held directly by Mr. Cawthorn that are currently vested and exercisable within 60 days. Manlia Limited is wholly owned by a revocable trust for which Mr. Cawthorn is sole grantor and is a beneficiary. In such capacity, Mr. Cawthorn may be deemed to indirectly beneficially own the Shares directly beneficially owned by Manlia Limited.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Manlia Limited is Regency Court, Glategny Esplanade, St Peter Port, Guernsey, GY1 3AP. Mr. Cawthorn’s address is 51 Paynters Hill, St George’s, HS02, Bermuda.

Item 2(c).	Citizenship:

Manlia Limited is incorporated in Guernsey. Mr. Cawthorn is a citizen of both the United Kingdom and Canada.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Shares”)

Item 2(e).	CUSIP Number:

09075X108

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership:

Reporting Person	(a) Amount beneficially owned	(b) Percent of class:	(c)(i) Sole power to vote or to direct the vote:	(c)(ii) Shared power to vote or to direct the vote:	(c)(iii) Sole power to dispose or to direct the disposition of:	(c)(iv) Shared power to dispose or to direct the disposition of:
Manlia Limited	3,652,220	4.8% (2)	0	3,652,220	0	3,652,220
Robert Cawthorn	3,722,534 (1)	4.9% (2)	70,314 (1)	3,652,220	70,314 (1)	3,652,220

(1)	This amount includes 70,314 Shares that Mr. Cawthorn has the right to acquire upon exercise of options exercisable within 60 days of the date of this filing.
(2)
This percentage is based on a total of 76,495,568 Shares outstanding immediately after the closing of the Issuer’s follow-on offering and related private placement of Shares on November 21, 2022, as provided by the Issuer, plus, for purposes of calculating Mr. Cawthorn’s beneficial ownership percentage, 70,314 Shares that Mr. Cawthorn has the right to acquire upon exercise of options exercisable within 60 days of the date of this filing.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 09075X108	Page 5 of 7 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Manlia Limited

By:	/s/ Sarah-Jane Parker
Name: Sarah-Jane Parker
Title: Director, Havre Management Services Limited, Corporate Director of Manlia Limited

Robert Cawthorn

/s/ Robert Cawthorn

November 23, 2022

CUSIP No. 09075X108	Page 6 of 7 Pages
EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	7

CUSIP No. 09075X108	Page 7 of 7 Pages
Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the common stock of Biodesix, Inc. dated as of August 23, 2021 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Manlia Limited
By:	/s/ Sarah-Jane Parker
Name: Sarah-Jane Parker
Title: Director, Havre Management Services Limited, Corporate Director of Manlia Limited

Robert Cawthorn
/s/ Robert Cawthorn

November 23, 2022